Mail Stop 3561

July 14, 2009

By U.S. Mail and facsimile to (403) 920-2467

Donald J. DeGrandis
Corporate Secretary
TransCanada Corporation
TransCanada Tower
450 – 1 Street S.W.
Calgary, Alberta, Canada T2P 5H1

   Re: **TransCanada Corporation**
      Annual Report on Form 40-F for Fiscal Year Ended December 31,
      2008
      Filed February 25, 2009
      File No. 001-31690

Dear Mr. DeGrandis:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director